FILED BY ENTERPRISE PRODUCTS PARTNERS L.P.
PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933, AS AMENDED
AND DEEMED FILED PURSUANT TO RULE 14A-12 AND RULE 14D-2(b)
OF THE SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY: GULFTERRA ENERGY PARTNERS, L.P.
COMMISSION FILE NO.: 1-11680

ENTERPRISE PRODUCTS PARTNERS L.P. (“ENTERPRISE”) AND GULFTERRA ENERGY PARTNERS, L.P. (“GULFTERRA”) WILL FILE A JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS WITH THE SECURITIES AND EXCHANGE COMMISSION. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ CAREFULLY THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION REGARDING ENTERPRISE, GULFTERRA AND THE MERGER. A DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS WILL BE SENT TO SECURITY HOLDERS OF ENTERPRISE AND GULFTERRA SEEKING THEIR APPROVAL OF THE MERGER TRANSACTIONS. INVESTORS AND SECURITY HOLDERS MAY OBTAIN A FREE COPY OF THE JOINT PROXY STATEMENT/PROSPECTUS (WHEN IT IS AVAILABLE) AND OTHER RELEVANT DOCUMENTS CONTAINING INFORMATION ABOUT ENTERPRISE AND GULFTERRA AT THE SEC’S WEB SITE AT WWW.SEC.GOV. COPIES OF THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND THE SEC FILINGS THAT WILL BE INCORPORATED BY REFERENCE IN THE JOINT PROXY STATEMENT/PROSPECTUS MAY ALSO BE OBTAINED FOR FREE BY DIRECTING A REQUEST TO THE RESPECTIVE PARTNERSHIPS.

ENTERPRISE AND GULFTERRA AND THE OFFICERS AND DIRECTORS OF THEIR RESPECTIVE GENERAL PARTNERS MAY BE DEEMED TO BE PARTICIPANTS IN THE SOLICITATION OF PROXIES FROM THEIR SECURITY HOLDERS. INFORMATION ABOUT THESE PERSONS CAN BE FOUND IN ENTERPRISE’S AND GULFTERRA’S RESPECTIVE ANNUAL REPORTS ON FORM 10-K FILED WITH THE SEC, AND ADDITIONAL INFORMATION ABOUT SUCH PERSONS MAY BE OBTAINED FROM THE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE.

        This filing relates to the proposed merger between Enterprise Products Partners L.P. (“Enterprise”) and GulfTerra Energy Partners, L.P. (“GulfTerra”) announced on Monday, December 15, 2003. This filing includes a slide presentation that covers certain business information related to the proposed merger and related transactions that will be reviewed with the financial community and investors in a conference call on Monday, December 15, 2003 at 10:30 a.m. central time. This presentation is also available on Enterprise’s website, www.epplp.com.

PRESENTATION

Merger of Enterprise Products Partners L.P. and GulfTerra Energy Partners, L.P. December 15, 2003

Investor Notice

- Enterprise Products Partners L.P. ("Enterprise") and GulfTerra Energy Partners, L.P. ("GulfTerra") will file a joint proxy statement/prospectus and other documents with the Securities and Exchange Commission. Investors and security holders are urged to read carefully the joint proxy statement/prospectus when it becomes available, because it will contain important information regarding Enterprise, GulfTerra and the merger. A definitive joint proxy statement/prospectus will be sent to security holders of Enterprise and GulfTerra seeking their approval of the merger transactions. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when it is available) and other documents containing information about Enterprise and GulfTerra, without charge, at the SEC's web site at www.sec.gov. Copies of the definitive joint proxy statement/prospectus and the SEC filings that will be incorporated by reference in the joint proxy statement/prospectus may also be obtained for free by directing a request to the respective partnerships.
- Enterprise and GulfTerra and the officers and directors of their respective general partners may be deemed to be participants in the solicitation of proxies from their security holders. Information about these persons can be found in Enterprise's and GulfTerra's respective Annual Reports on Form 10-K filed with the SEC, and additional information about such persons may be obtained from the proxy statement/prospectus when it becomes available.

©All rights reserved. Enterprise Products Partners L.P.
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Forward-Looking Statements - EPD This presentation contains various forward-looking statements and information that are based on Enterprise's beliefs and those of its general partner, as well as assumptions made by and information currently available to them. When used in this presentation, words such as "anticipate," "project," "expect," "plan," "goal," "forecast," "intend," "could," "believe," "may," and similar expressions and statements regarding the contemplated transaction and the plans and objectives of Enterprise for future operations, are intended to identify forward-looking statements. Although Enterprise and its general partner believes that such expectations reflected in such forward looking statements are reasonable, neither it nor its general partner can give assurances that such expectations will prove to be correct. Such statements are subject to a variety of risks, uncertainties and assumptions. If one or more of these risks or uncertainties materialize, or if underlying assumptions prove incorrect, actual results may vary materially from those Enterprise anticipated, estimated, projected or expected. Among the key risk factors that may have a direct bearing on Enterprise's results of operations and financial condition are: fluctuations in oil, natural gas and NGL prices and production due to weather and other natural and economic forces; a reduction in demand for its products by the petrochemical, refining or heating industries; a decline in the volumes of NGLs delivered by its facilities; the failure of its credit risk management efforts to adequately protect it against customer non-payment; terrorist attacks aimed at its facilities; the failure to complete the proposed merger; the failure to successfully integrate the respective business operations upon completion of the merger or its failure to successfully integrate any future acquisitions; and the failure to realize the anticipated cost savings, synergies and other benefits of the proposed merger. Enterprise has no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

Forward-Looking Statements - GTM This presentation includes forward-looking statements and projections, made in reliance on the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The partnership has made every reasonable effort to ensure that the information and assumptions on which these statements and projections are based are current, reasonable, and complete. However, a variety of factors, including the integration of acquired businesses, status of the partnership's greenfield projects, successful negotiation of customer contracts, and general economic and weather conditions in markets served by GulfTerra Energy Partners and its affiliates, could cause actual results to differ materially from the projections, anticipated results or other expectations expressed in this release. While the partnership makes these statements and projections in good faith, neither the partnership nor its management can guarantee that the anticipated future results will be achieved. Reference should be made to the partnership's (and its affiliates') Securities and Exchange Commission filings for additional important factors that may affect actual results.

Introduction On December 15, 2003, Enterprise Products Partners L.P. (EPD), GulfTerra Energy Partners, L.P. (GTM) and El Paso Corporation (EP) announced a multi-step transaction that results in the merger of EPD and GTM. EPD will be the surviving parent partnership GTM will survive as a wholly-owned subsidiary of EPD Combination of EPD and GTM creates one of the leading providers of midstream energy services in the U.S. with an enterprise value of $13B. Combined businesses provide a complete array of services for producers and consumers of natural gas, natural gas liquids (NGLs) and crude oil from wellhead to end user in key producing and consuming regions Natural gas gathering, treating, processing, transportation and storage NGL transportation, fractionation, storage, distribution and import/export terminaling Gulf of Mexico crude oil gathering and transportation Gulf of Mexico hub platform services

Significance of Transaction Strong asset position serving the major producing basins GOM onshore, shelf and deepwater South and East Texas Permian Basin San Juan Basin Rocky Mountains Canada's Western sedimentary basin through connections with third party pipelines in the upper Midwest Full service franchise serving the largest consuming regions of natural gas, NGLs and crude oil on the U.S. Gulf Coast Complementary business profile generates substantial cash flow from fee- based services and provides a partial, natural hedge to changes in commodity prices GTM's assets generally have a positive margin correlation to a strong or average hydrocarbon (natural gas, NGLs, crude oil) price environment while EPD's assets generally have positive margin correlation to a stable or lower hydrocarbon price environment

Overview of Combined Operations Pipelines 17,000+ miles of natural gas pipelines 13,000+ miles of NGL and petrochemical pipelines 340+ miles of GOM crude oil pipelines 164 MMBbls of NGL storage capacity 23 Bcf of natural gas storage capacity 6 GOM offshore hub platforms NGL Import/export terminals on the Houston Ship Channel Fractionation 19 plants with net capacity of approximately 650 MBPD Natural Gas Processing 24 plants with a net processing capacity of 6.0 Bcfd Over 70% of contract mix is fee-based, percent of proceeds or liquids or a hybrid

Value Drivers for Merger Creates $13B partnership with the best GP structure among the universe of growth partnerships Highest GP incentive distribution right of 25% results in a lower cost of capital for the combined partnership; greater accretion from organic and acquisition growth; and transfer of economic value from GP to LP Contribution of 50% ownership in GTM's GP (representing annual cash flow of $42.5MM) from EPD GP to EPD for no consideration EPD's GP effectively subsidizing transaction to benefit of EPD's LP unitholders and debt investors. Consistent with GP's focus of economic alignment with LP unitholders (post- closing the merger, affiliates of EPD's GP will own approx. 43% of EPD's LP units). Traditional merger synergies Incremental organic growth and commercial opportunities Annual cost saving synergies initially estimated at $30MM Potential interest savings

Compelling Rationale for Combination Merger of EPD and GTM creates North America's leading midstream company Complimentary assets provide geographic and product diversity and balance Increased size and scope will enhance growth prospects Combined management team with proven track record of delivering superior returns to investors Premier GP / LP and Corporate Governance structure Merger value / metric create win-win for all investors Combines two great partnerships with superior investor returns, record of operational excellence, and commitment to customer service

Combined EPD and GTM System Map

Combined EPD and GTM Gulf Coast Assets

Complementary Assets MAPL - San Juan Basin Gathering/Processing Mid-America Pipeline - Rocky Mountain System 2,548 miles of pipe 120 MBPD capacity from Rock Springs, WY to 4- Corners; 225 MBPD capacity 4-Corners to Hobbs San Juan System Volumes 1.2 MMDth/d gathered 44 MBPD NGLs produced Gathering contracts 79% indexed to natural gas prices (natural hedge to EPD) 21% fixed fee Conventional gas reserves 30 yrs Proved & Probable 44 yrs Proved, Probable & Potential

Complementary Assets Texas Intrastate Natural Gas Pipeline 9,300 miles of pipeline 3.35 Bcf/d 2002 volume 7 Bcf storage capacity 1,260 receipt and delivery meters 137 Intrastate, Interstate and municipal connections Firm contracts account for 50% of pipeline capacity 97% of storage capacity Fee based 9 natural gas processing/treating plants with a capacity of 1.89 Bcfd (to be purchased from EP in Step 2)

Complementary Assets Louisiana Intrastate Natural Gas Pipeline Louisiana Acadian System Cypress System Evangeline System Napoleonville Storage Facility Baton Rouge Henry Hub New Orleans 1,042 miles of pipeline 1.0 Bcf/d capacity 700 MMcf/d in 2002 volume 50 connections with 12 interstate pipelines, 4 intrastate pipelines and large market hubs at Henry Hub and Neptune Hub 120 end-use customers

Complementary Assets TX NGL Transportation and Fractionation GTM South Texas integrated NGL pipeline and fractionation assets 1,000 miles of NGL pipelines Capacity 96 MBPD 2002 throughput 70 MBPD 9 South Texas natural gas processing/treating plants to be purchased from EP in Step 2 are an important source of NGLs to downstream system 1.89 Bcfd capacity Complements EPD's NGL fractionation, storage, pipeline and import/export terminals in Mont Belvieu

Complementary Assets EPD & GTM's Gulf of Mexico Position

Natural Gas Processing 2004 Effective Contract Mix Margin Band % of Liquids Fee Keepwhole 0.49 0.4 0.1 0.01 Margin Band % of Liquids Fee Keepwhole 0.23 0.49 0.21 0.07

Step 1 Transaction Overview The transaction is structured in two steps. Step 1 will close on December 15, 2003. Step 2 will take place after unitholder approval, FTC approval and satisfaction of other customary closing conditions (expected 2H2004). Step 1 EP reacquires 9.9% ownership interest in GTM's GP from Goldman Sachs prior to completion of Step 1 EPD acquires 50% ownership interest in general partner of GTM from EP for $425 million in cash EPD will initially finance Step 1 using proceeds from borrowings from existing credit facilities and an acquisition credit facility

Step 1 Transaction Structure Diagram 0% 50% GulfTerra Energy Company, L.L.C. (GTM's general partner) $425 Million Cash El Paso Corporation Enterprise Products Partners L.P. Goldman Sachs 50% GP Interest 9.9% GP Interest Cash and/or GTM Units 9.9% 0% (1) 90.1% 50% (1) (1) Occurs concurrent with Step One closing ? ? ? ___________________________ Reflects current | pro forma ownership.

EPD Step 1 Estimated Post-Closing Capitalization

Step 1 Transaction Governance The portion of the GTM GP membership interest purchased by EPD would: have a sharing ratio of 50.0%; and be non-voting with respect to directors and/or managment of GTM, but EPD would have to approve any voluntary bankruptcy petition or any other action relating to the bankruptcy, liquidation or dissolution of GTM GP An affiliate of EP would continue to be the managing member of GTM GP

Step 1 Transaction Other Provisions There are no unwind provisions. If the merger of EPD and GTM does not occur - EPD would continue to own the 50% interest in GTM GP and receive 50% of all future cash distributions paid by GTM to GTM GP Each of EPD and EP will have a ROFR if the other party elects to sell any portion of its interest in GTM GP

Step 2 Transaction (EPD/GTM Merger) Overview EP contributes its 50% ownership interest in GTM's GP to EPD's GP in exchange for a 50% ownership interest in EPD's GP. 50% interest in GTM's GP interest (with associated annual cash flow of $40-45MM) is subsequently contributed from EPD's GP to EPD for no consideration. EPD will purchase approx. 13.8 million GTM units owned by EP for $500 million in cash. Purchase price based on a 10% discount to the average GTM price for 20 trading days prior to the announcement ($36.19 per unit). EPD and GTM merge with EPD being the surviving parent entity and GTM surviving as a wholly-owned subsidiary of EPD.

Step 2 Transaction (EPD/GTM Merger) Overview (continued) GTM unitholders receive 1.81 EPD common units for each GTM unit. Represents a 2.2% premium based on GTM and EPD closing prices on December 12, 2003. EP would exchange its remaining 7.5MM GTM units at 1.81x for 13.6 EPD units. Estimated EPD units outstanding after the merger would be approximately 318.9MM units. EPD expects to increase the cash distribution rate to $1.58 per unit after closing Step 2 (current GTM equivalent of $2.86 per unit) Concurrent with merger, EPD purchases 9 South Texas natural gas processing/treating plants from EP for $150MM Plants are integral to GTM's intrastate natural gas pipeline and NGL fractionation and pipeline systems

___________________________ Represents limited partner unit exchange (excludes units held by El Paso). Step 2 Transaction Structure Diagram

Step 2 Transaction Pro Forma Ownership & Structure

Post Merger Governance of GP Board Composition - The Board of EPD's GP will consist of 10 members. EPCO and El Paso will each designate 5 members, of which 3 of each group of 5 would be independent members. The initial 2 EPCO insider Board members will be Dan L. Duncan, the current Chairman of EPD's GP and co-founder, and O.S. "Dub" Andras, the current CEO of EPD's GP. The initial 2 El Paso insider Board members would be the current CEO of GTM and the current CFO of El Paso. Audit and Conflicts Committee - EPCO and El Paso will each designate 2 of their respectively appointed independent members (who would all be independent per NYSE rules) to serve on a 4-member Audit and Conflicts Committee of EPD's GP. The approval of the Audit and Conflicts Committee would be required for EPD's GP or EPD to enter into any transaction with an affiliate of EPCO or El Paso (other than any arm's length commercial transaction in the ordinary course).

Post Merger Governance of GP (continued) The following items would require approval by the Board and at least one insider Board member designated as such by each member ("Designated Insider"): any merger or consolidation involving EPD's GP; any merger or consolidation involving EPD in respect of which EPD would not be the surviving entity in the transaction; any sale, lease, transfer or disposition of all or substantially all of the properties or assets of EPD's GP or EPD; any declaration of distributions in respect of membership interests in EPD's GP (other than distributions equal to the cash received on the general partner interests held by EPD's GP in EPD, less reserves for costs and expenses); voluntarily filing for bankruptcy or taking any other action to dissolve or wind up EPD's GP or EPD; or amending or repealing the LLC Agreement or the certificate of formation of EPD's GP. Any other matters that are brought before the Board must be approved by a majority of the 10-member Board; provided that in the event of a deadlock, the tie would be broken by Dan Duncan so long as he is a member of the Board.

Post Merger Management Dan Duncan will continue to serve in his current capacity of Chairman of EPD GP Dub Andras will be named Vice Chairman of EPD GP and will continue to serve as CEO of EPD GP Bob Phillips, currently Chairman and CEO of GTM, will be named President and COO of EPD GP Other management positions are expected be determined in the first quarter 2004

EPD Step 2 Estimated Post-closing Ownership Historical ownership at December 1, 2003 adjusted only for the issuance of $100MM of Class B units and the estimated number of EPD units issued in exchange for GTM units at the consummation of the merger.

Q & A